NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 10, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a) (2)

The removal of Merrill Lynch & Co., Inc. Strategic Return Notes linked to the Industrial 15 Index (IXD), maturing August 30, 2007 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on August 30, 2007.

The security was suspended by the Exchange on August 31, 2007.